FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is a summary of an announcement issued by HSBC InvestDirect (India) Limited, an Indian incorporated, 93.11 per cent-owned subsidiary of HSBC Holdings plc.

29 October 2009

HSBC INVESTDIRECT

RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2009

•	Net loss after tax of Rs11.14 crore (US$2.31 million) for the quarter ended 30 September 2009 compared with a loss of Rs26.11 crore (US$5.43 million) for the corresponding period in the previous year.

•	Operating income of Rs49.16 crore (US$10.22 million) for the quarter ended 30 September 2009, down from Rs69.35 crore (US$14.41 million) for the corresponding period in the previous year.

•	Loss per share of Rs1.59 (US$0.033) for the quarter ended 30 September 2009 - down from loss per share of Rs3.74 (US$0.08) for the corresponding period in the previous year.

Commentary

HSBC InvestDirect's (formerly IL&FS Investsmart) total income (excluding exceptional items) during the quarter ended 30 September 2009 was Rs49.81 crore (US$10.35 million), down from Rs70.06 crore (US$14.56 million) for the corresponding period in the previous year. The fall was mainly due to lower income from financing activities on account of a lower loan book, which was partly offset by an increase in broking income.

Total expenses have reduced by 25.10 per cent to Rs64.13 crore (US$13.33 million) from Rs85.62 crore (US$17.79 million) for the corresponding period in the previous year. The reduction in expenses was due to lower professional fees paid, doubtful debt provisions and interest and finance charges for the quarter ended 30 September 2009.

Notes to editors:

1. Basis of accounting

The above results are on an Indian GAAP basis.

2. HSBC InvestDirect (India) Limited (formerly IL&FS Investsmart Limited) (InvestDirect)

HSBC InvestDirect (HIL) is one of India's leading financial services organisations. HIL, through its subsidiaries, provides a wide range of investment products to its retail and institutional clients including equity broking, investment banking, insurance broking and distribution, mutual funds distribution and related financing services. HIL's 1,609 employees provide a complete range of investment solutions to over 130,000 customers in India through its 77 branches and 147 franchisee outlets from over 52 cities. It has been recognised as 'National Best Performing Financial Advisor - Retail' for two years in a row (2006-07 and 2007-08) by CNBC TV 18. InvestDirect is listed on the National Stock Exchange and the Bombay Stock Exchange. HSBC holds a 93.11 per cent stake in the company.

3. HSBC in India

HSBC is one of India's leading banking and financial services institutions, with some 35,000 employees in its banking, investment banking and capital markets, asset management, insurance broking, life insurance, software development and global resourcing operations in the country. The India branches of The Hongkong and Shanghai Banking Corporation Limited offer a full range of banking and financial services to over 2.8 million customers through their 47 branches and 150 ATMs across the 26 cities of Ahmedabad, Bangalore, Chandigarh, Chennai, Coimbatore, Gurgaon, Hyderabad, Indore, Jaipur, Jodhpur, Kochi, Kolkata, Ludhiana, Lucknow, Mumbai, Mysore, Nagpur, Noida, New Delhi, Patna, Pune, Raipur, Trivandrum, Thane, Vadodara and Visakhapatnam.

In 2008, the HSBC Group acquired a majority stake in HSBC InvestDirect that has enabled it to offer retail brokerage services to its customers across a wider geography in the country. It has also entered into a joint venture with two of India's leading public sector banks to establish the Canara HSBC Oriental Bank of Commerce Life Insurance Company.

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  29 October, 2009